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                                                                   EXHIBIT 99.12
                                                                       EXHIBIT A

                               MOLEX INCORPORATED
                             2222 Wellington Court
                              Lisle, IL 60532-1682


                                 March 17, 2000


Sheldahl, Inc.
1150 Sheldahl Road
Northfield, Minnesota

Attention:    Edward L. Lundstrom, Chief Executive Officer

Gentlemen:

         We hereby advise Sheldahl, Inc. (the "Company") that Molex Incorporated ("Molex") has determined that it will not make a proposal or enter into any agreement to pursue a transaction to acquire the remaining equity interests of the Company not currently owned by Molex.

         To facilitate the Company's efforts to maximize shareholder value, which Molex fully supports, Molex hereby waives until 5:00 p.m. central time on June 15, 2000 its right under Section 1.11 of the Agreement Relating to Sheldahl, dated November 18, 1998, between the Company and Molex, to receive five business days notice prior to the Company accepting any offer to acquire the Company.

         In addition, to facilitate and expedite the proposal previously made by Irwin L. Jacobs to purchase the Company at a price of $8.50 per share in cash, Molex is willing to forego the $750,000 reimbursement amount which it would be otherwise entitled to receive under the letter agreement, dated February 17, 2000, between the Company and Molex to the extent a definitive agreement for the transaction proposed by Mr. Jacobs is entered into within 30 days from the date of this letter.

                                   Very truly yours,

                                   MOLEX INCORPORATED


                                   By:

                                   Thomas S. Lee
                                   Vice President, New Ventures & Acquisitions